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                                                                  Exhibit 99.2

                                       [LEHMAN BROTHERS LETTERHEAD]

                                                              February 14, 1996

Board of Directors
Triton Energy Corporation
6688 North Central Expressway, 12th Floor
Dallas, Texas 75206

Members of the Board:

   We understand that Triton Energy Limited ("Triton Cayman"), a Cayman Islands company and a wholly-owned subsidiary of Triton Energy Corporation ("Triton Delaware" or the "Company"), a Delaware corporation, will become the parent holding company of Triton Delaware through the merger (the "Merger") of TEL Merger Corp. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of Triton Cayman, with and into Triton Delaware (the "Reorganization"). Upon consummation of the Merger, each outstanding share of common stock, par value $1.00 per share, of Triton Delaware ("Delaware Common Stock") (other than those held by Triton Delaware) will either (a) be converted automatically into one Class A ordinary share, par value $.01 per share ("Class A Shares"), of Triton Cayman or (b) at the election of the holders of not less than 15% but not more than 25% of the Delaware Common Stock (an "Equity Unit Election"), be converted into the right to receive an equity unit ("Equity Unit") consisting of (i) one Class B ordinary share, par value $.01 per share ("Class B Shares"), of Triton Cayman and one-tenth of one share of participating preferred stock, par value $.01 per share, of Triton Delaware ("Triton Delaware Preferred Stock"). The Equity Units will be deposited with Chemical Mellon Shareholder Services, L.L.C., as depositary in exchange for the issuance of Unit Depositary Shares, receipts for which will be distributed to former holders of Delaware Common Stock who make an Equity Unit Election. The terms and conditions of the Reorganization are set forth in more detail in the Agreement and Plan of Merger among Triton Delaware, Triton Cayman and Sub (the "Merger
Agreement").

   We have been requested by the Board of Directors of the Company to render our opinion with respect to the relative values to the stockholders of Triton Delaware of the consideration to be offered in the Reorganization. In that regard, we have been asked to opine as to (i) whether the inherent value of a Class A Share is substantially equivalent to the inherent value of an Equity Unit and (ii) the approximate relative fair market values of a Class B Share and one-tenth of one share of Triton Delaware Preferred Stock. We have not been requested to opine as to, and our opinion does not in any manner address, Triton Delaware's underlying business decision to proceed with or

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effect the Reorganization. In addition, we do not express any opinion as to the potential effect on the market price of the Delaware Common Stock of the announcement of the Reorganization or the prices at which the Class A Shares or the Equity Units will actually trade following the consummation of the Reorganization.

   In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Reorganization, (2) the proxy statement/joint prospectus relating to the Reorganization and such other publicly available information concerning Triton Delaware that we believe to be relevant to our inquiry, (3) financial and operating information and projections with respect to the business, operations and prospects of Triton Delaware and Triton Cayman furnished to us by Triton Delaware, (4) reserve reports and projected economics relating to the Company's oil and gas assets furnished to us by Triton Delaware, (5) a trading history of the Delaware Common Stock and a comparison of that trading history with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of Triton Delaware with those of other companies that we deemed relevant. In addition, we have had discussions with the management of Triton Delaware concerning the business, operations, assets, financial condition and prospects of Triton Delaware and Triton Cayman and undertook such other studies, analyses and investigations as we deemed appropriate.

   In arriving at our opinions, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of Triton Delaware that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of Triton Delaware and Triton Cayman, upon advice of management of Triton Delaware we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Triton Delaware as to the future financial performance of Triton Delaware and Triton Cayman and that Triton Delaware and Triton Cayman will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Triton Delaware or Triton Cayman and have not made or obtained any evaluations or appraisals of the assets or liabilities of Triton Delaware or Triton Cayman. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of any of the securities to be distributed in the Reorganization. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

   Based upon and subject to the foregoing, we are of the opinion as of the date hereof that (i) the inherent value of a Class A Share is substantially equivalent to the inherent value of an Equity Unit and (ii) an allocation of the fair market value of the components of an Equity Unit of $3.50 for a Class B Share and $49.00 for one-tenth of one share of Triton Delaware Preferred Stock, based on a closing trading price of $52.50 per share of Delaware Common Stock on February 13, 1996, is reasonable.

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   We have acted as financial advisor to Triton Delaware in connection with the Reorganization and will receive a fee for our services which is contingent upon the consummation of the Reorganization. In addition, Triton Delaware has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for Triton Delaware and its affiliates in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of Triton Delaware for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   This opinion is for the use and benefit of the Board of Directors of Triton Delaware and is rendered to the Board of Directors in connection with its consideration of the Reorganization. This opinion is not intended to be and does not constitute a recommendation to any stockholder of Triton Delaware as to how such stockholder should vote with respect to the Reorganization.

                                        Very truly yours,

                                        LEHMAN BROTHERS

                                        /s/ H.E. Lentz

                                        Managing Director